

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 12, 2008

via U.S. mail and facsimile

Scott Harrison, CFO
CPG International Inc.
801 Corey Street
Scranton, Pennsylvania 18505

       RE: **CPG International Inc.**
                 Form 10-K for the Fiscal Year Ended December 31, 2007
                 Filed March 31, 2008
                 Forms 10-Q for the Fiscal Quarters Ended March 31, 2008,
                 June 30, 2008 and September 30, 2008
                 File No. 333-134089-08

Dear Mr. Harrison:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

                                         Sincerely,

                                          Terence O'Brien
                                         Accounting Branch Chief